BIOXYTRAN, INC.

233 Needham Street

Suite 300

Newton, MA 02464

617-454-1199

February 1, 2019

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Bioxytran, Inc. - - Withdrawal of Registration Statement on Form S-1 Amendment Number 1, filed with the Securities and Exchange Commission on January 30 , 2019

Dear Sir/Madam

We have inadvertently submitted to our file on the EDGAR system, an S-1/A amended Registration Statement. The submission was submitted with the incorrect File Number.

Our examiner has asked us to request that this document be withdrawn. We will be submitting an S-1/A replacement soon.

Therefore, we are requesting pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of the Registrant’s registration statement on Form S-1 filed with the EDGAR system on January 30, 2019 under SEC File number 333-154912. This request is due to the Company filing the S-1 with the incorrect file number. No securities were sold in connection with the offering.

Bioxytran, Inc.

By: /s/ Ola Soderquist
Name: Ola Soderquist
Title: Chief Financial Officer.